November 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

Washington, D.C. 20549

Attn: Joshua Gorsky, Tim Buchmiller

Re:	Onconetix, Inc.
Registration Statement on Form S-1
Filed November 1, 2024
File No. 333-282958

Ladies and Gentleman,

Reference is made to our letter, filed as correspondence via EDGAR on November 12, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, November 12, 2024, at 4:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please call Jessica Yuan of Ellenoff Grossman & Schole LLP at 212-370-1300 with any questions.

* * *

Very truly yours,

/s/ Ralph Schiess
By: Ralph Schiess
Title: Interim Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP